SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Virage, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92763Q 10 6

(CUSIP Number)

Therese Mrozek

Weston Presidio

Pier 1, Bay 2

San Francisco, California 94111

(415) 398-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON: Weston Presidio Capital III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) 04-3433800

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 1,379,502 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 1,379,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON: WPC Entrepreneur Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) 04-3433798

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 68,669 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 68,669

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,669

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON: Weston Presidio Capital Management III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) 04-3433802

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 1,448,171 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 1,448,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON: Michael P. Lazarus I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 1,448,171 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 1,448,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON: Michael F. Cronin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 1,448,171 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 1,448,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON: Philip W. Halperin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 55,000 8. SHARED VOTING POWER - 0 - 9. SOLE DISPOSITIVE POWER 55,000 10. SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 8 of 12 Pages

Item 1.    Security and Issuer.

This Schedule relates to shares of common stock, par value $0.001, of Virage, Inc. (“Virage”). Virage’s principal executive offices are located at 411 Borel Avenue, Suite 100 South, San Mateo, California 94402.

Item 2.    Identity and Background.

(a) – (c) & (f)

This Schedule is filed by Weston Presidio Service Company, LLC on behalf of:

Weston Presidio Capital Management III, LLC, a Delaware limited liability company (“Weston Presidio”);

Weston Presidio Capital III, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“Weston III”);

WPC Entrepreneur Fund, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“Entrepreneur Fund”);

Michael F. Cronin, a managing member of Weston Presidio;

Michael P. Lazarus, a managing member of Weston Presidio; and

Philip W. Halperin, a member of Weston Presidio.

(i) Weston Presidio and Messrs. Cronin and Lazarus

The address of the principal office for Weston Presidio is Pier 1, Bay 2, San Francisco, California 94111. The principal business of Weston Presidio is to act as general partner of Weston III and Entrepreneur Fund. Michael F. Cronin and Michael P. Lazarus are the managing members of Weston Presidio. The principal address for Michael F. Cronin is 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116. The principal address for Michael P. Lazarus is Pier 1, Bay 2, San Francisco, California 94111. Both managing members are citizens of the United States of America.

(ii) Weston III and Entrepreneur Fund

The address of the principal office for Weston III and Entrepreneur Fund is Pier 1, Bay 2, San Francisco, California 94111. Weston III and Entrepreneur Fund are private equity/venture capital funds, and Weston Presidio is their sole general partner. (See information in section (i) above regarding Weston Presidio and its managing members).

(iii) Philip W. Halperin

Philip W. Halperin is a member of Weston Presidio and a member of the Board of Directors of Virage. The principal address for Philip W. Halperin is Pier 1, Bay 2, San Francisco, California 94111. Philip W. Halperin is a citizen of the United States of America.

(d) & (e)

During the last five years, neither Weston Presidio nor Weston III nor Entrepreneur Fund, nor Messrs. Cronin, Lazarus or Halperin (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 9 of 12 Pages

or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Weston III beneficially owns an aggregate of 1,379,502 shares of Virage common stock. Weston III acquired such shares of common stock prior to the initial public offering of Virage on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of Weston III.

Date	Amount *	Price Per Share *	Aggregate Price *

9/21/99	1,089,081	$6.56	$7,144,371.36
12/17/99	290,421	$6.56	$1,905,161.76

* numbers and prices reflect a 1-for-2 reverse stock split

Entrepreneur Fund beneficially owns an aggregate of 68,669 shares of Virage common stock. Entrepreneur Fund acquired such shares of common stock prior to the initial public offering of Virage on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of Entrepreneur Fund.

Date	Amount *	Price Per Share *	Aggregate Price *

9/21/99	54,212	$6.56	$355,630.72
12/17/99	14,457	$6.56	$94,837.92

* numbers and prices reflect a 1-for-2 reverse stock split

Mr. Halperin beneficially owns an aggregate of 55,000 shares of Virage common stock. All such shares are subject to options exercisable within sixty days from the date of this filing.

Item 4.    Purpose of Transaction.

On July 9, 2003, Weston III, Entrepreneur Fund and Mr. Halperin entered into a Voting Agreement with Autonomy Corporation plc (“Autonomy”) in the form attached hereto as Exhibit 1. The full text of such exhibit is incorporated by reference herein. The purpose of the reporting persons in entering into the Voting Agreement was to enhance the likelihood of completion of the transactions provided for in the Agreement and Plan of Merger (“Merger Agreement”), attached hereto as Exhibit 2 and incorporated by reference herein, entered into concurrently with the Voting Agreement. The Merger Agreement provides for, among other things, the acquisition of Virage by Autonomy and the payment by Autonomy of $1.10 for each issued and outstanding share of Virage common stock. Upon consummation of the acquisition of Virage by Autonomy, all shares of Virage common stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist, the directors and officers of Violet Merger Sub, a wholly-owned subsidiary Autonomy formed solely for the purpose of engaging in the acquisition, shall become the directors and officers

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 10 of 12 Pages

of Virage, and the certificate of incorporation and bylaws of Virage shall be amended and restated, as described in the Merger Agreement.

Except as set forth above, the reporting persons do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

Item 5.    Interest in Securities of the Issuer.

(a)    Weston III and Entrepreneur Fund beneficially own in the aggregate 1,448,171 shares, or 6.8% of Virage common stock, based upon 21,239,016 shares outstanding as of July 9, 2003.

(b)    Weston Presidio has voting power and dispositive power over the shares of Virage common stock owned by Weston III and Entrepreneur Fund. As a holder of voting and dispositive authority over the shares of Virage common stock owned by Weston III and Entrepreneur Fund, Weston Presidio may be deemed, for purposes of Rule 13d-3 under the Act to be the beneficial owner of the aggregate amount of 1,448,171 shares of Virage common stock. Weston Presidio disclaims any economic interest or beneficial ownership of the shares covered by this Schedule, except to the extent of its pecuniary interest therein.

Messrs. Cronin and Lazarus are the managing members and control persons of Weston Presidio, and for purposes of Rule 13d-3 may be deemed the beneficial owners of such shares deemed to be beneficially owned by Weston Presidio. Thus, Messrs. Cronin and Lazarus may be deemed, for purposes of Rule 13d-3, to be the beneficial owners of 1,448,171 shares of Virage common stock. Messrs. Cronin and Lazarus disclaim any economic interest or beneficial ownership of these shares, except to the extent of their pecuniary interests therein.

Mr. Halperin has options to purchase 55,000 shares of Virage common stock.

(c)    Except as described in Item 4 above, neither Weston Presidio nor Weston III, nor Entrepreneur Fund, nor Messrs. Cronin, Lazarus or Halperin has engaged in any other transactions with respect to the shares covered by this Schedule in the past sixty days.

(d)    Inapplicable.

(e)    Inapplicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Voting Agreement referred to above in Item 4 and incorporated by reference herein.

Weston Presidio, as general partner of Weston III and Entrepreneur Fund, has a carried interest in Weston III and Entrepreneur Fund. Messrs. Cronin and Lazarus, as managing members of Weston Presidio, and Mr. Halperin, as a member of Weston Presidio, have an interest in Weston Presidio. See Item 7 regarding Joint Filing Statement.

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 11 of 12 Pages

Item 7.    Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Form of Voting Agreement between Autonomy Corporation plc and certain affiliates of Virage, Inc. dated as of July 9, 2003 *

2.	Agreement and Plan of Merger by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage, Inc. dated as of July 9, 2003 *

3.	A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*	Incorporated by reference to exhibits filed with Virage, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2003

SCHEDULE 13D

CUSIP No. 92763Q 10 6	Page 12 of 12 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2003	WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC

	By:	/S/ MICHAEL P. LAZARUS

Michael P. Lazarus Managing Member

	By:	/S/ MICHAEL F. CRONIN

Michael F. Cronin Managing Member

WESTON PRESIDIO CAPITAL III, L.P.

	By:	Weston Presidio Capital Management III, LLC

	By:	/S/ MICHAEL P. LAZARUS

Michael P. Lazarus Managing Member

WPC ENTREPRENEUR FUND, L.P.

	By:	Weston Presidio Capital Management III, LLC

	By:	/S/ MICHAEL P. LAZARUS

Michael P. Lazarus Managing Member

/S/ MICHAEL F. CRONIN

Michael F. Cronin

/S/ MICHAEL P. LAZARUS

Michael P. Lazarus

/S/ PHILIP W. HALPERIN

Philip W. Halperin